Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 22, 2006

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Unifi, Inc.

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-137972)

Form 10-K for the Fiscal Year Ended June 25, 2006 (File No. 001-10542)

Ladies and Gentlemen:

On behalf of Unifi, Inc., a New York corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2006.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated November 8, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Form S-4

General

1.

We note that securities of your wholly-owned domestic subsidiaries, first tier foreign subsidiaries and domestic joint ventures are included in the collateral securing the notes. Please provide us with a schedule that

Unifi, Inc.

reflects the aggregate principal amount, par value or book value and market value of the securities of each of the subsidiaries and joint ventures that collateralize the notes. With respect to each affiliate whose securities constitute a substantial portion of the collateral for the notes, please file the financial statements required by Rule 3-16 of Regulation S-X. Please note that the securities of an affiliate constitute a substantial portion of collateral if the aggregate principal amount, par value or book value of the securities as carried by you or the market value of such securities, whichever is greater, equals twenty percent or more of the principal amount of the notes. Please refer to Rule 3-16 of Regulation S-X.

Response to Comment 1

The Company has asked us to advise you that, as discussed in our conversation with the Staff, under the terms of the security documents relating to the notes and as stated in the Registration Statement under “Description of the Notes—Security—Assets Pledged as Collateral,” the collateral securing the notes does not include any capital stock and other securities of a subsidiary to the extent that the pledge of such capital stock or other securities results in the Company being required to file separate financial statements of such subsidiary with the SEC under Rule 3-16 of Regulation S-X. As a result, the Company is not required to file separate financial statements for any of its subsidiaries pursuant to Rule 3-16 of Regulation S-X. See page 103 of Amendment No. 1.

2.	Please update the documents incorporated by reference to reflect all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recent annual report on Form 10-K.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. See page i of Amendment No. 1.

Summary Historical Financial Data, page 18

3.	It appears that you present EBITDA as a non-GAAP measure of performance and liquidity. As such, in addition to your reconciliation of EBITDA to net loss, please also reconcile to cash flows from operating activities. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 12 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” issued June 13, 2003 and available on our website at www.sec.gov.

Unifi, Inc.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. See page 20 of Amendment No. 1.

4.	The amounts of depreciation and amortization in other financial data in the table on page 18 and in the table in Selected Historical Financial Data on page 41 and in your calculation of EBITDA on page 20 appear to exclude amortization as reflected in your consolidated statements of cash flows. Please advise or revise as appropriate.

Response to Comment 4

The Company has asked us to advise you that amortization is included in net interest expense. The Registration Statement has been revised in response to the Staff’s comment. See pages 18, 20 and 41 of Amendment No. 1.

5.	We note that income (loss) from equity affiliates, net of cash distributions for each year presented and restructuring charges for the fiscal year ended June 27, 2004 in the table of items which can be considered in addition to EBITDA on page 20 differ from the amounts disclosed in your consolidated statements of cash flows. Please advise or revise as appropriate.

Response to Comment 5

The Company has asked us to advise you that the presentation of income (loss) from equity affiliates, net of cash distributions, on page 21 of the Registration Statement is designed to eliminate the effect of income and loss from equity affiliates and instead take account of the actual cash that is distributed by those equity affiliates in the relevant periods. As a result, for purposes of the disclosure on page 21 of the Registration Statement, income (loss) from equity affiliates, net of cash distributions was calculated as follows:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(amounts in thousands)
Cash flow adjustment for (earnings) losses of unconsolidated equity affiliates, net of distributions	$1,945	$(2,302)	$8,695
Cash flow adjustment for return of capital from equity affiliates	—	6,138	1,665
Amounts included in cash flows adjustment for related party items	—	352	(318)

(Earnings) losses from equity affiliates, net of cash distributions	$1,945	$4,188	$10,042

The disclosure on page 21 of Amendment No. 1 has been revised accordingly. The Company has further asked us to advise you that the difference in restructuring charges (recovery) for the fiscal year ended June 27, 2004 on the consolidated statements of cash flows and the restructuring charges reflected in the table of items which can be considered in addition to EBITDA is related to cash payments and non-cash adjustments. See page 21 of Amendment No. 1.

Unifi, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 61

6.	Your discussion of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements. Please revise to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows and the underlying reasons for changes in cash flows as well as their reasonably likely impact on future cash flows. For example, we note that the significant fluctuations in working capital items in your discussion of cash provided by continuing operations are not analyzed to permit a reader to understand the extent to which changes are the result of changes in the level of operations or other factors. We also note that you did not include a discussion of cash flows from discontinued operations. Please refer to Interpretive Release No. 33-6835, which is available on our website at www.sec.gov.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. See pages 61–65 of Amendment No. 1.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

7.	Please tell us and disclose in future filings the items and their amounts included in other income and expense in the notes to financial statements. Please refer to Rule 5-03 of Regulation S-X.

Response to Comment 7

The Company has asked us to advise you that the following table reflects the components of other (income) expense, net:

Other (income) expense, net:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
(Gains) losses on sale of property, plant and equipment	$(971)	$(778)	$(3,602)
Currency (gains) losses	813	(1,082)	459
Rental income	(319)	(319)	(319)
Customer chargebacks	159	1,022	269
Technology fees	(724)	(195)	(596)
Interest income	(1,818)	(786)	(568)
Writeoff of uncompleted acquisition costs	—	—	1,836
Other, net	(258)	(162)	(69)

	$(3,118)	$(2,300)	$(2,590)

Unifi, Inc.

The Company advises us that, in fiscal years 2006, 2005 and 2004, the Company’s Brazilian subsidiary reflected interest income from customers and banks as “Other (income) expense, net,” but the correct classification would have been “Interest income.” The Company advises us that the misclassification will be corrected for the Company’s fiscal year 2007, as the Company deems it to be immaterial for the reasons stated below.

In addition, the Company advises us that it has recorded customer adjustments for invoices that customers did not pay in full or at all due to quality adjustments and/or price adjustments, and these adjustments should have been reflected as adjustments to net sales. The Company advises us that the misclassification will be corrected for the Company’s fiscal year 2007, as the Company deems it to be immaterial for the reasons stated below.

The Company advises us that it has reviewed Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”) to assess whether the misclassifications are material to its financial statements.

Pursuant to SAB 99, the Company advises us that it evaluated the following considerations, which could render material a quantitatively small misstatement of a financial statement item:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate—the Company advises us that the misclassifications are capable of being precisely measured and there is no element of estimation involved.

•	Whether the misstatement masks a change in earnings or other trends—the Company advises us that the misclassifications do not have any impact on the balance sheet or net earnings (losses), and do not mask any changes or trends in net sales or cash flows.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise—the Company advises us that the misclassifications have no impact on any analysts’ expectations for the enterprise.

•	Whether the misstatement changes a loss into income or vice versa—the Company advises us that the misclassifications have no impact on net loss in any period presented.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability—the Company advises us that neither misclassification would be identified as playing a significant role in the Company’s operation or profitability.

Unifi, Inc.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements—the Company advises us that the misclassifications have no affect on any of the Company’s regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements—the Company advises us that the misclassifications have no affect on any loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation—the Company advises us that the misclassifications have no effect of changing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction—the Company advises us that the misclassifications do not involve the concealment of an unlawful transaction.

As a result of the above SAB 99 analysis, the Company advises us that it believes that the misclassifications are not material to its financial statements taken as a whole.

The Company advises us that it will reclassify the interest income and customer chargebacks and will include the components of other (income) expense, net in its future filings.

Consolidated Statements of Cash Flows, page F-6

8.	Please tell us whether premiums paid on key executive life insurance policies are reflected in the change in cash surrender value of life insurance policies. If so, please tell us the amounts of premiums included and why premiums paid should not be classified as cash flows from investing activities. Otherwise, please explain how premiums paid are classified and the line item in which the premiums are included. Please refer to AICPA Technical Practice Aid Section 1300.13.

Response to Comment 8

The Company has asked us to advise you that in fiscal years 2006, 2005 and 2004, premiums paid on key executive life insurance policies of $0.2 million, $1.4 million and $1.5 million, respectively, offset by cash surrenders of $1.7 million, $0.3 million and $4.5 million, respectively, were incorrectly reflected as cash flows from continuing operating activities. The Company advises us that the misclassification will

Unifi, Inc.

be corrected for the Company’s fiscal year 2007, as the Company deems it to be immaterial for the reasons stated below.

The Company advises us that the above transactions had the following impacts on the Company’s statements of cash flows:

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004
	(Amounts in thousands)
Net cash provided by continuing operating activities (as filed)	$30,093	$28,785	$11,380
Net cash used in investing activities (as filed)	(29,230)	(4,691)	(5,777)
Net cash provided by continuing operating activities (as restated in future filings)	$28,578	$29,862	$8,404
Net cash used in investing activities (as restated in future filings)	(27,715)	(5,768)	(2,801)

The Company advises us that it has reviewed SAB 99 to assess whether the misclassifications are material to its financial statements.

Pursuant to SAB 99, the Company advises us that it evaluated the following considerations, which could render material a quantitatively small misstatement of a financial statement item:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate—the Company advises us that the misstatement is capable of being precisely measured and there is no element of estimation involved.

•	Whether the misstatement masks a change in earnings or other trends—the Company advises us that the misstatement does not have any impact on the balance sheet or earnings, and does not mask or materially change any trends in the statements of cash flows.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise—the Company advises us that the misstatement has no impact on any analysts’ expectations for the enterprise.

•	Whether the misstatement changes a loss into income or vice versa—the Company advises us that the misstatement has no impact on net loss in any period presented.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s

Unifi, Inc.

operations or profitability— the Company advises us that the misstatement’s financial impact only effects the presentation of the statements of cash flows.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements—the Company advises us that the misstatement has no affect on any of the Company’s regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements—the Company advises us that the misstatement has no affect on any loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation—the Company advises us that the misstatement has no effect on changing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction—the Company advises us that the misstatement does not involve the concealment of an unlawful transaction.

The Company has further asked us to advise you that substantially all of the life insurance policies are currently in the process of being surrendered and that these life insurance policy liquidations are expected to be completed during the third quarter of fiscal year 2007.

As a result of the above SAB 99 analysis, and after giving consideration to the termination of substantially all of the Company’s life insurance policies during fiscal year 2007, the Company advises us that it believes that the impact on its statements of cash flows is not material to its financial statements taken as a whole.

The Company advises us that it will properly reflect premiums paid on key executive life insurance policies and cash surrenders in its future filings.

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies and Financial Statement Information, page F-7

Revenue Recognition, page F-7

9.	We note your disclosure on page 43 that you deduct non-defective returns from revenues in the period during which the return occurs and that you record allowances for defective returns based upon when you receive customer complaints. Please tell us your product return and warranty policies. Please also tell us why you do not record an estimate of non-defective product returns at the date of sale or a liability for estimated defective product returns. Refer to SFAS No. 48 and FIN 45.

Unifi, Inc.

Response to Comment 9

The Company has asked us to advise you that the terms and conditions of its sales state that “buyer agrees that there is no warranty by seller, in fact or in law, that the yarn which is the subject of this sale is suitable for any particular use or purpose and agrees that the suitability of the yarn for any use is the sole responsibility of buyer, to be ascertained by buyer’s sampling and testing. Warranty of merchantability is limited to yarn sold as first quality. Seller shall not be liable for normal manufacturing defects or for customary variations from specifications.” The Company advises us that it periodically accepts non-defective product returns which are less than $20,000 in any given month, and these amounts are considered when the Company makes its reserves for returns. The Registration Statement has been revised in response to the Staff’s comment. See page 43 of Amendment No. 1.

Inventories, page F-8

10.	We note that you establish specific and general reserves to write down inventories to the lower of cost or market. Please confirm to us that you do not revise your estimates of expected selling prices upward or otherwise reduce allowances after your establishment of the reserves resulting in an increase in the cost basis of inventory previously written down. Please refer to Chapter 4, footnote 2, of ARB 43 and SAB Topic 5:BB.

Response to Comment 10

The Company has asked us to advise you that it does not revise its estimated expected selling prices upward or otherwise reduce allowances after the establishment of the reserve resulting in an increase in the cost basis of inventory previously written down.

Stock-Based Compensation, page F-11

11.	In future filings, please separately disclose the amount of stock-based employee compensation cost, net of tax effects, included in the determination of net loss as reported and the stock-based employee compensation, net of tax effects, that would have been included in the determination of net loss if the fair value method had been applied to all awards in your presentation of pro-forma net loss. Refer to SFAS No. 148, paragraphs 2(e)(c)(2) and (3).

Unifi, Inc.

Response to Comment 11

The Company has asked us to advise you that it will include the requested disclosure in its future filings.

Note 3. Income Taxes, page F-15

12.	Please tell us in detail why you believe that you will utilize net deferred tax assets and have not recognized a full valuation allowance given your history of losses in recent years. In doing so, please tell us the negative and positive evidence considered, the weight given to potential effects of the negative and positive evidence and the facts and circumstances that support your conclusion that a full valuation reserve is not required.

Response to Comment 12

The Company has asked us to advise you that in assessing the need for a valuation allowance against its deferred tax assets, it considered the following sources of taxable income as positive evidence:

•	Future reversals of existing taxable temporary differences;

•	Taxable income in prior carryback years;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

Future reversals of existing taxable temporary differences. The Company advises us that, as of the fiscal year ended June 25, 2006, its primary existing deferred temporary liability difference was approximately $131.0 million related to fixed assets and that approximately $66.0 million, or 50%, of the $131.0 million is scheduled to reverse as taxable income during fiscal years 2007 through 2009. The Company advises us that, due to the amount and timing of the taxable income, it gives significant weight to this temporary difference as positive evidence that a significant amount of its deferred tax assets will be realized.

Taxable income in prior carryback years. The Company advises us that, as of the fiscal year ended June 25, 2006, it did not have any significant taxable income in prior years that was eligible for a carryback claim.

Tax planning strategies. The Company advises us that it considered tax planning strategies in assessing the need for a valuation allowance; however, as of the end of fiscal year 2006, the Company did not rely on any significant tax planning strategies.

Future taxable income exclusive of reversing temporary differences and carryforwards. The Company advises us that it incurred pre-tax book losses for more

Unifi, Inc.

than the prior three fiscal years. The Company advises us that, as a result, it did not consider future taxable income in determining if a valuation allowance is needed.

The Company advises us that it considered all the above factors as evidence and concluded that considerable weight should be given to the taxable income generated through the reversal of the temporary difference associated with fixed assets. The Company advises us that it also considered as evidence its trend of pre-tax book losses and its current net operating loss carryforward of $21.0 million, and it believes that since its pre-tax book losses are trending significantly downward for the periods from fiscal year 2004 through fiscal year 2006, the evidence cited above outweighs the evidence associated with such losses. The Company advises us that, as a result, it determined a $9.0 million valuation allowance related to the realization of state tax credits was necessary, resulting in a net deferred tax liability of $34.0 million.

Note 8. Derivative Financial Instruments and Fair Value of Financial Instruments, page F-26

13.	Please tell us how you classify forward currency contracts in your consolidated balance sheets.

Response to Comment 13

The Company has asked us to advise you that forward currency contracts are classified in its consolidated balance sheets as either current assets or current liabilities depending on the transaction and the fair value of the contract.

Exhibits

Exhibit 23.3

14.	We note that the report of Grant Thornton was included in your Annual Report on Form 10-K for the year ended June 25, 2006 and was not incorporated by reference as stated in the consent. Please revise accordingly.

Response to Comment 14

The consent has been revised in response to the Staff’s comment. See Exhibit 23.3 of Amendment No.1.

Exhibit 99.1 – Letter of Transmittal

15.	Please revise your letter of transmittal to delete the representation that investors have reviewed the prospectus.

Unifi, Inc.

Response to Comment 15

The letter of transmittal has been revised in response to the Staff’s comment. See Exhibit 99.1 of Amendment No. 1.

Undertakings, page II-8

16.	Please revise to include the undertakings required by Item 512(a) of Regulation S-K.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment to include all appropriate and relevant undertakings. See page II-8-II-10 of Amendment No. 1.

Form 10-K for Fiscal Year Ended June 25, 2006

17.	Please address the above comments in future filings on Form 10-K as applicable.

Response to Comment 17

The Company has asked us to advise you that it will address the above comments in its future filings on Form 10-K, as applicable.

18.	Please tell us why you included the financial statements of Yihua Unifi Fibre Industry Company Limited in the filing.

Response to Comment 18

The Company has asked us to advise you that it included the financial statements of Yihua Unifi Fibre Industry Company Limited (“YUFI”) in its Form 10-K because YUFI is a “significant subsidiary” within the meaning of Rule 3-09 of Regulation S-X, as equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of YUFI exceeds 20 percent of the income of the Company and its subsidiaries consolidated for the most recently completed fiscal year.

Exhibit 23.2

19.

We note that the independent registered public accounting firm consented to the incorporation by reference of its report with respect to the financial statements of Yihua Unifi Fibre Industry Company Limited included in the annual report. Please note that if the report with respect to the financial

Unifi, Inc.

statements is included in the annual report, an auditor need not incorporate it by reference. Please revise in future filings.

Response to Comment 19

The Company has asked us to advise you that it will instruct the independent registered public accounting firm to revise its consent in future filings in response to the Staff’s comment.

Exhibit 23.3

20.	The consent indicates that the report of the independent certified public accounting firm on the financial statements of Parkdale America, LLC was incorporated by reference in the annual report. Please revise in future filings to indicate the auditor’s report was included in the annual report.

Response to Comment 20

The Company has asked us to advise you that it will instruct the independent certified public accounting firm to revise its consent in future filings in response to the Staff’s comment.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3586 or Lawrence G. Wee at (212) 373-3052.

Sincerely,

/s/ KRISTA A. PENNA
Krista A. Penna

cc:	Charles F. McCoy, Esq.

Unifi, Inc.